Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	September 4, 2007

Seabridge Gold’s Mitchell Deposit Expands in Three Directions

Toronto, Canada…Assay results from the first eight holes drilled this summer at the Mitchell zone have confirmed northern, southern and depth extensions of the deposit. Mitchell is one of three gold-copper porphyry deposits located on Seabridge’s 100% owned Kerr-Sulphurets project near Stewart, British Columbia, Canada.

In June, Seabridge commenced a 15,000 meter core program at Mitchell designed to upgrade the existing inferred resource and to test for extensions of the deposit (see news release dated June 27, 2007). To date, results have been received and analyzed for the first eight holes of the 2007 program with assays reported as follows:

Drill Hole	Target	Depth (m)	From (m)	To (m)	Intercept (m)	Gold (gpt)	Copper (%)
M-07-24	Depth	597.3	356.8	597.3	240.5	0.83	0.25
M-07-25	Depth and Northern	478.6	9.0	478.6	469.6	0.83	0.26
M-07-26	Infill	472.7	0.0	472.7	472.7	0.79	0.19
M-07-27	Southern	356.0	180.4	223.0	42.6	0.73	0.18
M-07-28	Southern	398.4	5.2 incl. 5.2	398.4 213.1	393.2 207.9	0.59 0.86	0.14 0.18
M-07-29	Southern	336.5	6.7	336.5	329.8	0.75	0.19
M-07-30	Southern	194.5	Did not reach target
M-07-31	Southern	233.2	58.0	233.2	175.2	0.68	0.20

Drill hole M-07-24 was a deepening of 2006 drill hole M-06-24 which yielded continuous mineralization of 256.8 meters averaging 0.66 grams per tonne gold and 0.19% copper commencing at 100.0 meters to the bottom of the hole which terminated at 356.8 meters. Results from M-07-24 confirm the potential for at least a 200 meter depth extension of the Mitchell deposit with the hole still ending in typical Mitchell grades. The hole was terminated in mineralization as the drill’s maximum capacity had been reached.

Holes M-07-25 and M-07-26 demonstrate the remarkable consistency of mineralization and continuity of grades in the down-dip direction to the north. Both holes terminated in mineralization.

Drill holes M-07-27 and M-07-31 were collared above the Mitchell thrust fault. The Mitchell zone was intercepted immediately below the thrust fault at 180.4 meters and 58.0 meters respectively.

Drill hole M-07-30 was also collared above the Mitchell thrust fault but was abandoned in rocks above the thrust fault prior to reaching its target due to hole conditions. Note that the entire 194.5 meters drilled above the target zone were hydrothermally altered and averaged 0.31 grams of gold per tonne and 0.08% copper, demonstrating that rocks above the fault are still contained within the mineralizing system.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

Drill hole M-07-27 is believed to be approaching the southeastern limit of the Mitchell zone as mineralization is thinning in this direction.

Based on drilling conducted by Seabridge in 2006, a National Instrument 43-101 compliant resource estimate for Mitchell yielded an initial inferred resource of 564 million tonnes grading 0.72 grams per tonne gold (13.1 million ounces) and 0.18% copper (2.23 billion pounds) at an equivalent gold cut-off grade of 0.50 grams per tonne gold (see news release dated February 20, 2007). Equivalent grades were determined using a gold price of US$475 per ounce and a copper price of US$1.50 per pound. The 2006 drill program did not find the limits of the deposit which remained open to the north, to the south (toward the Sulphurets deposit a distance of two kilometers), to the west and at depth.

All of the reported holes contained herein were drilled from north to south at an incline of approximately minus 60 degrees. The true thickness of the Mitchell zone, based on initial drill results from the current program, is estimated to be 500 to 600 meters but could be more as the deepest hole drilled to date (M-07-24) ended in material that was consistent with the grades of the overall hole.

Seabridge President and CEO Rudi Fronk noted that “the 24 holes drilled at Mitchell during 2006 confirmed a continuously mineralized gold-copper deposit measuring 1,600 meters long, 800 meters wide and at least 300 to 400 meters thick. The new drilling to date suggests that we may have added at least 200 meters of thickness and 400 meters of width due to extensions to the south and north. We anticipate further extensions from this year’s program, particularly to the south.”

Exploration activities at Kerr-Sulphurets are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2007 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second laboratory on 10% of the samples. Samples are being assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

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